Clover Leaf Capital Corp.

1450 Brickell Avenue, Suite 1420

Miami, FL 33131

VIA EDGAR

June 25, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention:	Ta Tanisha Meadows
Angela Lumley
Brian Fetterolf
Mara Ransom

Re:	Clover Leaf Capital Corp.
Amendment No. 7 to Registration Statement on Form S-4
Filed May 31, 2024
File No. 333-274851

Ladies and Gentlemen:

Clover Leaf Capital Corp. (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on June 20, 2024 relating to the Amendment No. 6 to Registration Statement on Form S-4, submitted by the Company to the Commission on June 14, 2024 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 7 to the Registration Statement, which is being submitted to the Commission contemporaneously with the submission of this letter.

Amendment No. 6 to Registration Statement on Form S-4 Filed June 14, 2024

Risk Factors, page 22

We note that you deleted the risk factor entitled “The concentration of stock ownership by our executive officers and directors may enable such stockholders to exert significant influence over matters requiring stockholder approval” on page 56. We further note your revised disclosure that Digital Ally will own approximately “47.6% of the Combined Company after the contemplated Digital Ally Distribution, which is distributed concurrently with the Closing.” Such disclosure indicates that stock ownership in you will continue to be concentrated following the Closing. In an appropriate place in your Risk Factors, please revise to discuss that Digital Ally will significantly influence matters requiring stockholder approvals and acknowledge the associated risks.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 56 of the Registration Statement to include the requested information.

Item 21. Exhibits and Financial Statements Schedules., page II-2

Please have counsel revise Exhibit 8.1 to delete as inappropriate the language that “we have assumed without investigation or verification that the facts and statements set forth in the Registration Statement are true, correct and complete in all material respects,” and in connection therewith, delete the disclosure on page 134 that “[s]uch opinion is based on customary assumptions, representations and covenants.” Refer to Section III.C.3 of Staff Legal Bulletin 19.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that such language has been removed from Exhibit 8.1 and the disclosure on page 134 of the Registration Statement.

* * *

We thank the Staff for its review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Jessica Yuan, Esq. of Ellenoff Grossman & Schole LLP, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

Clover Leaf Capital Corp.

By:	/s/ Felipe MacLean
Name:	Felipe MacLean
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP